                            UNITED STATES OF AMERICA
                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

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IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                           15th CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

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         This is to certify, pursuant to Rule 24 under the Public Utility
Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the
purpose   represented  by  the   Declarations   of  National  Fuel  Gas  Company
("National"),  Seneca  Independence  Pipeline  Company  ("Seneca"),  and Niagara
Independence  Marketing Company  ("Niagara"),  et al., as amended,  in the above file and pursuant to the Order,  dated March 13,  1998,  of the  Securities  and
Exchange Commission with respect thereto ("Order").

         The following exhibits are attached to and made a part of this
Certificate:

        Exhibit A - Income Statement of Seneca for the quarter ended September
                    30, 2001 (Confidential  Treatment Requested Pursuant to Rule
                    104(b)).

        Exhibit B - Balance Sheet of Seneca as of September 30, 2001
                    (Confidential Treatment Requested Pursuant to Rule 104(b)).

        Exhibit C - Income Statement of Niagara for the quarter ended September
                    30, 2001 (Confidential  Treatment Requested Pursuant to Rule
                    104(b)).

        Exhibit D - Balance Sheet of Niagara as of September 30, 2001
                    (Confidential Treatment Requested Pursuant to Rule 104(b)).

        Exhibit E - Seneca's Allocated Share of the Profits/Losses of
                    Independence   Pipeline   Company  for  the  quarter   ended
                    September  30,  2001   (Confidential   Treatment   Requested
                    Pursuant to Rule 104(b)).

        Exhibit F - Niagara's Allocated Share of the Profits/Losses of
                    DirectLink  Gas  Marketing  Company  for the  quarter  ended
                    September  30,  2001   (Confidential   Treatment   Requested
                    Pursuant to Rule 104(b)).

         IN WITNESS WHEREOF, the undersigned companies have caused this
Certificate to be executed as of this 27th day of November, 2001.

                                       NATIONAL FUEL GAS COMPANY

                                       By:  /s/ J. R. Peterson
                                          -------------------------------------
                                          J. R. Peterson
                                          Assistant Secretary

                                       SENECA INDEPENDENCE PIPELINE
                                                COMPANY

                                       By:  /s/ W. E. DeForest
                                          -------------------------------------
                                          W. E. DeForest
                                          President, Secretary and Treasurer

                                       NIAGARA INDEPENDENCE MARKETING
                                                COMPANY

                                       By:  /s/ W. M. Petmecky
                                          -------------------------------------
                                          W. M. Petmecky
                                          Secretary